SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Aames Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                 Series D Convertible Preferred Stock, par value
                                     $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00253A507
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 898-8700

                                    Copy to :

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                January 25, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 3 of 24 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Specialty Finance Partners
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    63,823,529
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                63,823,529
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            63,823,529
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            99.09%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 4 of 24 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER(1)
SHARES
BENEFICIALLY                    63,823,529
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                63,823,529
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            63,823,529
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            99.09%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

--------

(1)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 5 of 24 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Private Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    63,823,529(2)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                63,823,529
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            63,823,529
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            99.09%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


--------

(2)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 6 of 24 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Equifin Capital Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    63,823,529(3)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                63,823,529
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            63,823,529
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            99.09%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


--------

(3)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 7 of 24 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    63,823,529(4)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                63,823,529
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            63,823,529
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            99.09%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


--------

(4) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 8 of 24 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    63,823,529(5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                63,823,529
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            63,823,529
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            99.09%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


--------

(5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Series D Convertible Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), of Aames Financial Corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 2 California Plaza, 350 South Grand Avenue, Los Angeles, California 90071.

Item 2. Identity and Background.

     (a) This Statement is hereby filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z"), Capital Z Partners, L.P. ("Cap Z L.P.), Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd."), Specialty Finance Partners, a Bermuda general partnership ("SFP"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Capital Z Private Fund"), and Equifin Capital Partners, Ltd., a Cayman Islands corporation ("Equifin"). Capital Z, Cap Z L.P., Cap Z Ltd., SFP, Capital Z Private Fund and Equifin are sometimes hereinafter collectively referred to as the "Reporting Persons."


                                    9 of 24

     (b) - (c)

     CAPITAL Z

     Capital Z is a Bermuda limited partnership formed to invest in securities of financial services entities. The principal business address of Capital Z, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Capital Z, is set forth below.

     CAP Z L.P.

     Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Capital Z. The principal address of Cap Z L.P., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

     CAP Z LTD.

     Cap Z Ltd. is a Bermuda corporation, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:


                                    10 of 24

NAME                     BUSINESS ADDRESS             PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------     ------------------------     -------------------------------------
Steven M. Gluckstern     54 Thompson Street           Director of Capital Z Partners, Ltd.
                         New York, New York 10012     and Capital Z Management LLC.

Robert A. Spass          54 Thompson Street           Chairman of the Board of Directors
                         New York, New York 10012     of Capital Z Partners, Ltd. and
                                                      Capital Z Management LLC.

Laurence W. Cheng        54 Thompson Street           Chief Executive Officer and a
                         New York, New York 10012     Director of Capital Z Partners, Ltd.
                                                      and Capital Z Management LLC.

Bradley E. Cooper        54 Thompson Street           Senior Vice President and a Director
                         New York, New York 10012     of Capital Z Partners, Ltd. and
                                                      Capital Z Management LLC.

Mark K. Gormley          54 Thompson Street           Senior Vice President and a Director
                         New York, New York 10012     of Capital Z Partners, Ltd. and
                                                      Capital Z Management LLC.

Philip Larson            54 Thompson Street           Director of Capital Z Partners, Ltd.
                         New York, New York 10012

Eric Rahe                54 Thompson Street           Director of Capital Z Partners, Ltd.
                         New York, New York 10012

Mani A. Sadeghi          54 Thompson Street           Director of Capital Z Partners, Ltd.
                         New York, New York, 10012

Scott M. Delman          54 Thompson Street           Senior Vice President and a Director
                         New York, New York 10012     of Capital Z Partners, Ltd. and
                                                      Capital Z Management LLC.

David A. Spuria          54 Thompson Street           General Counsel, Vice President of
                         New York, New York 10012     Operations and Secretary of Capital
                                                      Z Partners, Ltd. and Capital Z
                                                      Management LLC.

Roland V. Bernardon      54 Thompson Street           Chief Financial Officer and
                         New York, New York 10012     Treasurer of Capital Z Partners,
                                                      Ltd. and Capital Z Management LLC.

     SFP

     SFP is a Bermuda general partnership formed to hold certain investments by Capital Z, including Capital Z's interest in the Company. The principal business address of SFP, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. The general


                                    11 of 24
partners of SFP are Capital Z, Capital Z Private Fund and Equifin. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Capital Z Private Fund and Equifin are set forth below.

     CAPITAL Z PRIVATE FUND

     Capital Z Private Fund is a Bermuda limited partnership, the principal business of which is to invest in securities of financial services entities. The principal address of Capital Z Private Fund, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012.

     EQUIFIN

     Equifin is a Cayman Islands corporation, the principal business of which is to invest in securities of financial services entities. The principal address of Equifin, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. The names, residence or business address, and present principal occupation or employment of each director and executive officer of Equifin are as follows:

NAME                     BUSINESS ADDRESS             PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------     ------------------------     -------------------------------------
Mani A. Sadeghi          54 Thompson Street,          President, Chief Executive Officer
                         New York, NY 10012           and Director of Equifin

Daniel C. Lieber         54 Thompson Street           Vice President and Director of
                         New York, NY 10012           Equifin

Joseph R. Tomei          54 Thompson Street           Treasurer, Vice President and
                         New York, NY 10012           Director of Equifin

     Mani A Sadeghi is the controlling shareholder of Equifin.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                                    12 of 24

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 below, pursuant to the Series C Purchase Agreement (as defined in Item 4) all purchases of Series D Convertible Preferred Stock of the Company were made with funds representing capital contributions by the partners of Capital Z and Cap Z Private Fund.

Item 4. Purpose of Transaction.

     On February 10, 1999, SFP, as successor in interest to Capital Z, purchased 26,704 shares of Series B Convertible Preferred Stock, par value $0.001, of the Company and 49,796 shares of Series C Convertible Preferred Stock, par value $0.001, of the Company (the "Series C Convertible Preferred Stock") for the equivalent of $1.00 per share pursuant to the Preferred Stock Purchase Agreement executed on December 23, 1999, as amended on February 10, 1999 by Amendment No. 1, as further amended on June 9, 1999 by Amendment No. 2, as further amended on August 3, 1999 by Amendment No. 3, by and between the Company and SFP (the "Agreement"). On August 3, 1999, SFP purchased an additional 25,000 shares of Series C Convertible Preferred Stock of the Company for a purchase price of $1.00 per share in accordance with the Agreement.


                                    13 of 24

     Pursuant to the Agreement, on September 24, 1999 all of the outstanding shares of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock were split 1,000-for-1 to consummate the recapitalization as provided for in the Agreement (the "Recapitalization").

     Pursuant to the Agreement, upon completion of the Recapitalization, the Company offered the Company's stockholders non-transferable rights to purchase up to $25 million of Series C Convertible Preferred Stock for which SFP would act as standby Purchaser (the "Rights Offering"). On September 10, 1999 the Rights Offering was consummated. On October 27, 1999, pursuant to its standby commitment with respect to the Rights Offering, SFP purchased 20,840,734 shares of Series C Preferred Stock of the Company for $1.00 per share (the "Standby Commitment Purchase").

     Pursuant to the Agreement, on January 4, 1999, Capital Z Management, Inc. ("Cap Z Management") received, in consideration of the standby commitment made by SFP with respect to the Rights Offering, a warrant (the "Warrant") to purchase 1.25 million shares of Common Stock of the Company at an exercise price of $1.00 per share. In addition, in connection with the purchase of the additional 25,000 shares of Series C Convertible Preferred Stock on August 3, 1999, the Company issued to certain designees of SFP, warrants to purchase up to
1.25 million shares of Common Stock of the Company at an exercise price of $1.00 per share (the "Additional Warrants").

     On June 7, 2000, SFP purchased an additional 40,800,000 shares of Series C Convertible Preferred Stock of the Company for the equivalent of $0.85 per share pursuant to the Preferred Stock Purchase Agreement, dated as of May 19, 2000, as amended as of May 25, 2000 by the Letter Agreement, between the Company and SFP (the "Series C Purchase Agreement"). In addition, in connection with such purchase, the Company issued to SFP warrants to purchase up to


                                    14 of 24

5,000,000 million shares of Series C Convertible Preferred Stock at an exercise price of $0.85 per share (the "Series C Warrant"). Pursuant to the Agreement, SFP has agreed to waive the anti-dilution adjustments that would occur due to the issuance of Series C Convertible Preferred Stock.

     On July 12, 2000, SFP (i) exchanged 40,800,000 shares of Series C Preferred Convertible Preferred Stock for 40,800,000 shares of newly designated Series D Convertible Preferred Stock and (ii) purchased 18,023,529 shares of Series D Convertible Preferred Stock of the Company pursuant to the Series C Purchase Agreement. In connection with such purchase, the Company issued to SFP warrants to purchase up to 5,000,000 million shares of Series D Convertible Preferred Stock at an exercise price of $0.85 per share (the "Series D Warrant"). The Series C Warrant expired upon the issuance of the Series D Warrant. On January 25, 2002, the Company offered the Company's stockholders non-transferable rights to purchase up to 19,820,229 shares of Series D Convertible Preferred Stock.

     Pursuant to the Series C Purchase Agreement, the Company amended its Certificate of Incorporation to designate shares of the Series D Preferred Stock (the "Series D Certificate of Designations"), which has identical terms and conditions to the Series C Convertible Preferred Stock, except that the Series D Convertible Preferred Stock has a stated value and a liquidation value per share of $0.85. The holders of Series D Convertible Preferred Stock have no right to elect directors of the Company.

     In addition, on December 23 1998, Capital Z and the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") under which SFP, as successor to Capital Z (and certain other investors which may acquire the Company's securities) have demand and piggy-back registration rights with respect to their securities. In connection with the purchase of Series D Convertible Preferred Stock, the Company amended the


                                    15 of 24

Registration Rights Agreement to include the shares of Series D Convertible Preferred Stock pursuant to the Letter Amendment to the Registration Rights Agreement, dated July 12, 2000, by and between SFP and the Company (the "Registration Rights Amendment").

     As a result of the completion of these transactions, SFP holds 63,823,529 shares of Series D Convertible Preferred Stock which represents approximately 99.08% of the outstanding shares of Series D Convertible Preferred Stock; and SFP holds Series B Convertible Preferred Stock and Series C Convertible Preferred Stock and Series D Convertible Preferred Stock representing 93.38% of the combined voting power of the Company.

     Pursuant to the terms of the Agreement and the Series B Preferred Stock, nominees of SFP constitute five out of nine members of the Company's Board of Directors.

     The foregoing descriptions of the Agreement, the Warrant, the Additional Warrants, the Series C Purchase Agreement, the Series C Warrant, the Series D Warrant, the Series D Certificate of Designations, the Registration Rights Agreement and the Registration Rights Amendment are qualified in their entirety by reference to the Agreement, the Warrant, the Additional Warrants, the Series C Purchase Agreement, the Series C Warrant, the Series D Warrant, the Series D Certificate of Designations, the Registration Rights Agreement and the Registration Rights Amendment, which are attached hereto as Exhibits 1 through 4, Exhibit 5, Exhibit 6, Exhibits 7 and 8, Exhibit 9, Exhibit 10, Exhibit 11,
Exhibit 12 and Exhibit 13, respectively, and are incorporated herein by reference.

     The Reporting Persons intend to review their position in the Company on an ongoing basis. Depending on their evaluation of such factors as they deem relevant, the Reporting Persons may retain or from time to time dispose of their holdings in the Company.


                                    16 of 24

     Except as set forth above, none of the Reporting Entities has any plans or proposals which relate to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) SFP

     As of July 12, 2000, SFP beneficially owned 63,823,529 shares of Series D Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 64,411,763 shares of Series D Preferred Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 99.09% of the outstanding shares of Series D Preferred Stock.

     CAPITAL Z

     In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 63,823,529 shares of Series D Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 64,411,763 shares of Series D Preferred Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 99.09% of the outstanding shares of Series D Preferred Stock.

     CAPITAL Z PRIVATE FUND

     In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 63,823,529 shares of Series D Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 64,411,763 shares of Series D Preferred Stock outstanding (as


                                    17 of 24
represented by the Company to the Reporting Persons), represents approximately 99.08% of the outstanding shares of Series D Preferred Stock.

     EQUIFIN

     In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 63,823,529 shares of Series D Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 64,411,763 shares of Series D Preferred Stock outstanding as represented by the Company to the Reporting Persons), represents approximately 99.09% of the outstanding shares of Series D Preferred Stock.

     CAP Z L.P.

     In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 63,823,529 shares of Series D Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 64,411,763 shares of Series D Preferred Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 99.09% of the outstanding shares of Series D Preferred Stock.

     CAP Z LTD.

     In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 63,823,529 shares of Series D Preferred Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 64,411,763 shares of Series D Preferred Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 99.09% of the outstanding shares of Series D Preferred Stock.


                                    18 of 24

(b)

     SFP
          1    Sole power to vote or to direct the vote                       -0-
          2.   Shared power to vote or to direct the vote                  63,823,529
          3.   Sole power to dispose or to direct the disposition             -0-
          4.   Shared power to dispose of or to direct the disposition     63,823,529

     CAPITAL Z

          1.   Sole power to vote or to direct the vote                       -0-
          2.   Shared power to vote or to direct the vote                  63,823,529
          3.   Sole power to dispose or to direct the disposition             -0-
          4.   Shared power to dispose of or to direct the disposition     63,823,529

     CAP Z PRIVATE FUND

          1.   Sole power to vote or to direct the vote                       -0-
          2.   Shared power to vote or to direct the vote                  63,823,529
          3.   Sole power to dispose or to direct the disposition             -0-
          4.   Shared power to dispose of or to direct the disposition     63,823,529

     EQUIFIN

          1.   Sole power to vote or to direct the vote                       -0-
          2.   Shared power to vote or to direct the vote                  63,823,529
          3.   Sole power to dispose or to direct the disposition             -0-
          4.   Shared power to dispose of or to direct the disposition     63,823,529

     CAP Z L.P.


                                    19 of 24



          1.   Sole power to vote or to direct the vote                       -0-
          2.   Shared power to vote or to direct the vote                  63,823,529
          3.   Sole power to dispose or to direct the disposition             -0-
          4.   Shared power to dispose of or to direct the disposition     63,823,529

     CAP Z LTD.

          1.   Sole power to vote or to direct the vote                       -0-
          2.   Shared power to vote or to direct the vote                  63,823,529
          3.   Sole power to dispose or to direct the disposition             -0-
          4.   Shared power to dispose of or to direct the disposition     63,823,529

     (c) Except as set forth herein or in the Exhibits filed herewith, none of the persons named in response to paragraph (a) has effected any transactions in shares of Series D Preferred Stock during the past 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described above in Item 4 (which is incorporated herein by reference), there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

1. Preferred Stock Purchase Agreement, dated as of December 23, 1998, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P.


                                    20 of 24

2. Amendment No. 1 to Preferred Stock Purchase Agreement, dated as of February 10, 1999, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P.

3. Amendment No. 2 to Preferred Stock Purchase Agreement, dated June 9, 1999 by and between Aames Financial Corporation and Specialty Finance Partners.

4. Amendment No. 3 to Preferred Stock Purchase Agreement, effective as of July 16, 1999 by and between Aames Financial Corporation and Specialty Finance Partners.

5.   Warrant, dated as of January 4, 1999.

6.   Form of Additional Warrant.

7. Preferred Stock Purchase Agreement, dated as of May 19, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

8. Letter Agreement, dated as of May 25, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

9.   Form of Series C Warrant.

10.  Series D Convertible Preferred Stock Certificate of Designations.

11. Series D Warrant to purchase 5,000,000 shares of Series D Convertible Preferred Stock of the Company.

12. Registration Rights Agreement, dated as of December 23, 1998, among Capital Z Financial Services Fund II, L.P., and Aames Financial Corporation.

13. Letter Amendment to the Registration Rights Agreement, dated July 12, 2000, between SFP and the Company.

14. Joint Filing Agreement, dated as of February 4, 2002, by and among the Reporting Persons.


                                    21 of 24

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2002

                         CAPITAL Z FINANCIAL SERVICES
                         FUND II, L.P., a Bermuda limited partnership

                         By: Capital Z Partners, L.P., its General Partner

                         By: Capital Z Partners, Ltd., its General Partner

                         By: /s/ David A. Spuria
                             ------------------------------
                             Name:  David A. Spuria
                             Title: General Counsel


                         CAPITAL Z PARTNERS, L.P.,
                         a Bermuda limited partnership

                         By: Capital Z Partners, Ltd., its General Partner

                         By: /s/ David A. Spuria
                             ------------------------------
                             Name:  David A. Spuria
                             Title: General Counsel


                         CAPITAL Z PARTNERS, LTD.,
                         a Bermuda corporation

                         By: /s/ David A. Spuria
                             ------------------------------
                             Name:  David A. Spuria
                             Title: General Counsel


                                    22 of 24

                         SPECIALTY FINANCE PARTNERS,
                         a Bermuda general partnership

                         By: Capital Z Financial Services Fund II, L.P., its
                             General Partner

                         By: Capital Z Partners, L.P., its General Partner

                         By: Capital Z Partners, Ltd., its General Partner

                         By: /s/ David A. Spuria
                             ------------------------------
                             Name:  David A. Spuria
                             Title: General Counsel


                         CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P., a Bermuda limited partnership

                         By: Capital Z Partners, L.P., its General Partner

                         By: Capital Z Partners, Ltd., its General Partner

                         By: /s/ David A. Spuria
                             ------------------------------
                             Name:  David A. Spuria
                             Title: General Counsel


                         EQUIFIN CAPITAL PARTNERS, LTD., a Cayman Islands corporation

                         By: /s/ Mani A. Sadeghi
                             ------------------------------
                             Name:  Mani A. Sadeghi
                             Title: President, Chief Executive
                                    Officer and Director


                                    23 of 24

EXHIBIT INDEX

Exhibit No.    Title
-----------    -----

   99.1 Preferred Stock Purchase Agreement, dated as of December 23, 1998, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P.

   99.2 Amendment No. 1 to Preferred Stock Purchase Agreement, dated as of February 10, 1999, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P.

   99.3 Amendment No. 2 to Preferred Stock Purchase Agreement, dated June 9, 1999 by and between Aames Financial Corporation and Specialty Finance Partners.

   99.4 Amendment No. 3 to Preferred Stock Purchase Agreement, effective as of July 16, 1999 by and between Aames Financial Corporation and Specialty Finance Partners.

   99.5        Warrant, dated as of January 4, 1999.

   99.6        Form of Additional Warrant.

   99.7. Preferred Stock Purchase Agreement, dated as of May 19, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

   99.8. Letter Agreement, dated as of May 25, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

   99.9.       Form of Series C Warrant.

   99.10.      Series D Convertible Preferred Stock Certificate of Designations.

   99.11. Series D Warrant to purchase 5,000,000 shares of Series D Convertible Preferred Stock of the Company.

   99.12. Registration Rights Agreement, dated as of December 23, 1998, among Capital Z Financial Services Fund II, L.P., and Aames Financial Corporation.

   99.13 Letter Amendment to the Registration Rights Agreement, dated July 12, 2000, between SFP and the Company.

   99.14 Joint Filing Agreement, dated as of February 4, 2002, by and among the Reporting Persons.


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